                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Ameritrade Holding Corporation
                      -------------------------------------
                                (Name of Issuer)


                      Common Stock, par value $.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   03074K 10 0
                               ------------------
                                 (CUSIP Number)


                                December 31, 2002
                              ---------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [_] Rule 13d-1(b)
                               [_] Rule 13d-1(c)
                               [X] Rule 13d-1(d)


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

   2

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  Bain Capital Fund VII, LLC

        S.S. or I.R.S. identification nos. of above persons  22-3850292

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  30,073,629

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0
       beneficially
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  30,073,629
       person with:
                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  30,073,629

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   6.99%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  OO - Other

--------------------------------------------------------------------------------

   3

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  Bain Capital VII Coinvestment Fund, LLC

        S.S. or I.R.S. identification nos. of above persons  22-3850358

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  11,126,356

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0
       beneficially
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  11,126,356
       person with:
                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  11,126,356

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   2.59%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  OO - Other

--------------------------------------------------------------------------------

   4

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  BCI Datek Investors, LLC

        S.S. or I.R.S. identification nos. of above persons  04-3544765

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [_]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  7,378,603

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0

      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  7,378,603

                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  7,378,603

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   1.72%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  OO - Other

--------------------------------------------------------------------------------

   5

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  BCIP Associates II

        S.S. or I.R.S. identification nos. of above persons  04-3404818

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  1,267,958

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0
       beneficially
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  1,267,958
       person with:
                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  1,267,958

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   0.29%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  PN - Partnership

--------------------------------------------------------------------------------

   6

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  BCIP Associates II-B

        S.S. or I.R.S. identification nos. of above persons  04-3404819

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  246,671

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0
       beneficially
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  246,671
       person with:
                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  246,671

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   0.06%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  PN - Partnership

--------------------------------------------------------------------------------

   7

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  BCIP Trust Associates II

        S.S. or I.R.S. identification nos. of above persons  04-3400371

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  263,935

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0
       beneficially
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  263,935
       person with:
                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  263,935

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   0.06%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  PN - Partnership

--------------------------------------------------------------------------------

   8

CUSIP NO.   03074K 10 0
            -----------


--------------------------------------------------------------------------------
   (1)  Name of reporting person(s)  BCIP Trust Associates II-B

        S.S. or I.R.S. identification nos. of above persons  04-3400372

--------------------------------------------------------------------------------
   (2)  Check the appropriate box if a member of a group              |
        (SEE INSTRUCTIONS)                                            | (a) [X]
                                                                      | (b) [ ]
--------------------------------------------------------------------------------
   (3)  SEC USE ONLY



--------------------------------------------------------------------------------
   (4)  Citizenship or place of organization  Delaware
--------------------------------------------------------------------------------
                             (5)    Sole voting power  208,763

                            ----------------------------------------------------
     Number of shares        (6)    Shared voting power  0
       beneficially
      owned by each         ----------------------------------------------------
        reporting            (7)    Sole dispositive power  208,763
       person with:
                            ----------------------------------------------------
                             (8)    Shared dispositive power  0

--------------------------------------------------------------------------------
   (9)  Aggregate amount beneficially owned by each reporting person  208,763

--------------------------------------------------------------------------------
  (10) Check box if the aggregate amount in row (9) excludes certain shares [_] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  (11)  Percent of class represented by amount in row (9)   0.05%

--------------------------------------------------------------------------------
  (12)  Type of reporting person (SEE INSTRUCTIONS)  PN - Partnership

--------------------------------------------------------------------------------

   9

ITEM 1(a).  NAME OF ISSUER:

          Ameritrade Holding Corporation, the successor issuer to Ameritrade Online Holdings Corp. (formerly Ameritrade Holding Corporation)

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          4211 South 102nd Street, Omaha, Nebraska 68127

ITEM 2(a).  NAME OF FILING PERSON:

         This statement is being filed on behalf of Bain Capital Fund VII, LLC ("Fund VII"), a Delaware limited liability company, Bain Capital VII Coinvestment Fund, LLC ("Coinvestment Fund VII"), a Delaware limited liability company, BCI Datek Investors, LLC ("BCI Datek"), a Delaware limited liability company, BCIP Associates II ("BCIP II"), a Delaware general partnership, BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, BCIP Trust Associates II ("BCIP Trust II"), a Delaware general partnership, and BCIP Trust Associates II-B ("BCIP Trust II-B"), a Delaware general partnership.

         Bain Capital Investors, LLC ("BCI"), is the sole general partner of Bain Capital Partners VII, L.P. ("BCP"), which is the sole general partner of Bain Capital Fund VII, L.P. ("Fund VII, L.P."), which is the managing and sole member of Fund VII. BCP is also the sole general partner of Bain Capital VII Coinvestment Fund, L.P. ("Coinvestment Fund VII, L.P."), which is the managing and sole member of Coinvestment Fund VII. BCP is also the administrative member of BCI Datek. BCI is the managing general partner of each of BCIP II, BCIP II-B, BCIP Trust II, and BCIP Trust II-B. Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B have entered into a Joint Filing Agreement, dated February 14, 2003, a copy of which is filed with this Schedule G as Exhibit A, pursuant to which Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The principal address of each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B is 111 Huntington Avenue, Boston, MA 02110.

ITEM 2(c).  CITIZENSHIP:

         Each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B is organized under the laws of the State of Delaware. Each of the executive officers of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

         Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NUMBER:

             03074K 10 0

ITEM 3.

Not Applicable.

11

ITEM 4.  OWNERSHIP

(a)  Amount Beneficially Owned:

     Fund VII owns 30,073,629 shares of the Common Stock of the Company, Coinvestment Fund VII owns 11,126,356 shares of Common Stock, BCI Datek owns 7,378,588 shares of the Common Stock, BCIP II owns 1,267,958 shares of Common Stock, BCIP II-B owns 246,671 shares of Common Stock, BCIP Trust II owns 263,935 shares of Common Stock and BCIP Trust II-B owns 208,763.

(b)  Percent of Class:

     Fund VII owns 6.99% of the Common Stock outstanding of the Company, Coinvestment Fund VII owns 2.59% of the Common Stock outstanding of the Company, BCI Datek owns 1.72% of the Common Stock outstanding of the Company, BCIP II owns 0.29% of the Common Stock outstanding of the Company, BCIP II-B owns 0.06% of the Common Stock outstanding of the Company, BCIP Trust II owns 0.06% of the Common Stock outstanding of the Company and BCIP Trust II-B owns 0.05% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 430,147,895 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of December 20, 2002 based on the Company's definitive proxy statement filed February 12, 2003.

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote

          Bain Capital Fund VII, LLC:                               30,073,629
          Bain Capital VII Coinvestment Fund VII, LLC:              11,126,356
          BCI Datek Investors, LLC:                                  7,378,603
          BCIP Associates II                                         1,267,958
          BCIP Associates II-B                                         246,671
          BCIP Trust Associates II                                     263,935
          BCIP Trust Associates II-B                                   208,763

     (ii) shared power to vote or to direct the vote  0

    (iii) sole power to dispose or to direct the disposition of

          Bain Capital Fund VII, LLC:                               30,073,629
          Bain Capital VII Coinvestment Fund VII, LLC:              11,126,356
          BCI Datek Investors, LLC:                                  7,378,603
          BCIP Associates II                                         1,267,958
          BCIP Associates II-B                                         246,671
          BCIP Trust Associates II                                     263,935
          BCIP Trust Associates II-B                                   208,763

     (iv) shared power to dispose or to direct the disposition of  0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.

Not Applicable.

12

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-A, BCIP Trust II and BCIP Trust II-B (the "Bain Funds") is party to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliates with TA Associates, Inc., entities affiliated with Silver Lake Partners, LP, J. Joe Ricketts, Mr. Ricketts' spouse and a trust established for the benefit of Mr. Ricketts' grandchildren. An exhibit listing each party to the Stockholders Agreement is attached hereto as Exhibit B. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to the Bain Funds by the other parties to the Stockholders Agreement, is 235,810,178 shares. The share ownership reported for the Bain Funds does not include any shares owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G. Each of the Bain Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G.

ITEM 9.

Not Applicable.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2003       BAIN CAPITAL FUND VII, LLC
                                By:  Bain Capital Fund VII, L.P., its managing member
                                By:  Bain Capital Partners VII, L.P., its general partner
                                By:  Bain Capital Investors, LLC, its general partner

                                BAIN CAPITAL VII COINVESTMENT FUND, LLC
                                By:  Bain Capital VII Coinvestment Fund, L.P., its managing member
                                By:  Bain Capital Partners VII, L.P., its general partner
                                By:  Bain Capital Investors, LLC, its general partner

                                BCI DATEK INVESTORS, LLC
                                By:  Bain Capital Partners, VII, L.P., its administrative member
                                By:  Bain Capital Investors, LLC, its general partner

                                BCIP ASSOCIATES II
                                BCIP ASSOCIATES II-B
                                BCIP TRUST ASSOCIATES II
                                BCIP TRUST ASSOCIATES II-B
                                By:  Bain Capital Investors, LLC, their managing partner

                                By: /s/ John Connaughton
                                    ------------------------------
                                    Name:  John Connaughton
                                    Title:  Managing Director


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                                       Exhibit A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 14, 2003       BAIN CAPITAL FUND VII, LLC
                                By:  Bain Capital Fund VII, L.P., its managing member
                                By:  Bain Capital Partners VII, L.P., its general partner
                                By:  Bain Capital Investors, LLC, its general partner

                                BAIN CAPITAL VII COINVESTMENT FUND, LLC
                                By:  Bain Capital VII Coinvestment Fund, L.P., its managing member
                                By:  Bain Capital Partners VII, L.P., its general partner
                                By:  Bain Capital Investors, LLC, its general partner

                                BCI DATEK INVESTORS, LLC
                                By:  Bain Capital Partners, VII, L.P., its administrative member
                                By:  Bain Capital Investors, LLC, its general partner

                                BCIP ASSOCIATES II
                                BCIP ASSOCIATES II-B
                                BCIP TRUST ASSOCIATES II
                                BCIP TRUST ASSOCIATES II-B
                                By:  Bain Capital Investors, LLC, their managing partner


                                By: /s/ John Connaughton
                                    -------------------------------
                                    Name:  John Connaughton
                                    Title:  Managing Director





                                                                       Exhibit B

                      Parties to the Stockholders Agreement

1.   Ameritrade Holding Corporation
2.   Bain Capital Fund VII, LLC
3.   Bain Capital VII Coinvestment Fund, LLC
4.   BCI Datek Investors, LLC
5.   BCIP Associates II
6.   BCIP Associates II-B
7.   BCIP Trust Associates II
8.   BCIP Trust Associates II-B
9.   Silver Lake Partners, L.P.
10.  Silver Lake Investors, L.P.
11.  Silver Lake Technology Investors, L.L.C.
12.  TA/Advent VIII, L.P.
13.  TA Executives Fund, LLC
14.  TA Investors, LLC
15.  TA Atlantic & Pacific IV, L.P.
16.  TA IX, L.P.
17.  Advent Atlantic & Pacific III, L.P.
18.  J. Joe Ricketts
19.  Marlene M. Ricketts
20.  Marlene M. Ricketts 1994 Dynasty Trust
21.  J. Joe Ricketts 1994 Dynasty Trust
22.  Ricketts Grandchildren Trust